The Vantagepoint Funds
Attachment Filed in response to Form N-SAR Sub-Item 77C/Matters submitted to a vote of security holders

On August 18, 2005, the holder of a majority of the outstanding shares of The Vantagepoint Funds (the “Fund”) as of July 28, 2005, elected Mr. Timothy O’Brien as a Class I Independent Director by written consent, pursuant to Article V, Section 4 of the Fund’s Amended Agreement and Declaration of Trust. Mr. O’Brien’s term commenced on September 26, 2005.
Other directors of the Fund are: N. Anthony Calhoun, Donna K. Gilding, Arthur Lynch, Peter Meenan, Robin L. Wiessmann, and Alison D. Rudolph.